Filed by The Sports Authority, Inc.

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: The Sports Authority, Inc.
Commission File No: 1-13426

THE GART SPORTS & SPORTS AUTHORITY MERGER ANNOUNCEMENT

Moderator: Doug Morton
February 20, 2003
7:30 a.m. CT

Operator: Welcome to the conference call to discuss today’s announcement about the Gart Sports-Sports Authority merger of equals. Today’s conference is being recorded.

With us today are Mr. Douglas Morton, President and Chief Executive Officer of Gart Sports, Mr. Martin Hanaka, President and Chief Executive Officer of The Sports Authority, as well as other members of the Gart Sports and Sports Authority management teams.

At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. At that time if you have a question, you will need to press star one on your touch-tone telephone. This conference is also being audio cast live on both Gart Sports and Sports Authority’s Web sites.

At this time, I’ll turn the conference over to Ms. Nesa Hassanein. Please go ahead, ma’am.

Nesa Hassanein: Good morning, everyone, and thank you for joining us to discuss the announcement of the definitive agreement providing for a merger of equals between Gart Sports and Sports

Authority with management of both companies. Mr. Hanaka and Mr. Morton will provide an overview of the transaction and will then open the call up to your questions.

Please bear with me while I read the following.

During the course of the call, Mr. Hanaka and Mr. Morton may make forward-looking statements. These may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in Gart Sports and Sports Authority’s filings with the Securities and Exchange Commission. Those risks include, among other things, a competitive environment in the sporting goods industry in general and in the specific market areas of Gart Sports and Sports Authority, consumer confidence, changes in discretionary consumer spending, changes in costs of goods and services and economic conditions in general, and in the companies’ specific market areas, unseasonable weather and those risks generally associated with the integration of companies. There can be no assurance that the merger will close, the timing of the closing, that the companies will be integrated successfully or without unanticipated costs or that anticipated synergies or other benefits will be realized. The companies assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

Important information will also be available at the SEC Web site, www.sec.gov.

The slides referenced by the speakers on today’s call, as well as today’s news release, are available on the Internet at www.gartsports.com and www.thesportsauthority.com. To follow along, the investor presentation is located below the link to the Webcast in a PDF file.

An audio replay of the meeting will be available beginning at 10:00 o’clock a.m. Eastern Standard Time today until 6:00 p.m. Eastern Standard Time on February 27, 2003. The replay can be accessed by telephone at area code 719-457-0820. The access code is 448040. The meeting replay will also be archived on www.gartsports.com and www.thesportsauthority.com for the same period.

With that piece of business out of the way, I will now turn the call over to Mr. Doug Morton — Doug.

Doug Morton: Nesa, thank you very much. And thank you all for joining us this morning for this special we think is a very strategic merger of equals that’ll reposition both companies as the leader in the sporting goods industry.

Joining me today is Marty Hanaka who will serve as the company’s Chairman in the future, Elliott Kerbis who will be the President and Chief Merchandising Officer, Tom Hendrickson, the Chief Administrative Officer and Chief Financial Officer of the future company and George Mihalko, the Chief Financial Officer of The Sports Authority. We really think this is an exciting combination.

I’m going to turn the time over to Marty to talk about the transition and the transaction, and we’ll get into more details in a minute.

Marty Hanaka: Good morning, everybody, this is Marty Hanaka. I’ve got to tell you at the outset that we’re very excited about this strategic combination. It’s really a combination that’s going to, number one, create tremendous value for the long run, number two, best for our overall constituencies and as a merger of equals, a little different than some of the deals that you’ve seen in the past.

If you follow along on our presentation, on Page four this transaction structure is a stock for stock merger of equals. We will — Sports Authority shareholders receive .37 shares for Gart Sports as the issuer of the stock. There will be about 25 million shares at closing for the new entity. This is basically a 50/50 ownership split between the two companies. The company will be called The Sports Authority. We feel a tremendous asset is our brand. It’ll be traded, hopefully, under TSA on the New York Stock Exchange. And we’re also very pleased that Leonard Green & Partners has agreed to vote its 25 percent stake in Gart in favor of the transaction. This, of course, is subject to normal regulatory and shareholder approvals.

Again, unlike other combinations, this is a best of breed combination. I’ll be very active as chairman making sure these companies are integrated. Doug, of course, will be running the company. And as Doug said, we’re delighted that Elliott will serve as President and Chief Merchant and Tom Hendrickson as Chief Administrative Officer and CFO. And then as we look to further combine managements, the senior slots will be filled from both companies, excuse me.

The board will be 50/50 split. Again, in the merger of equal spirit, four from Gart, four from TSA, including myself and Doug, and then one new unaffiliated director. Headquarters will be in Denver, Colorado. And I’m also pleased to tell you that we have today a fully committed, sufficient working capital line. The bottom line there, this is a very highly liquid enterprise going forward.

The strategic rationale, if you move along in our presentation, I’m on Slide seven, it really does create a national sporting goods retailer. Between the two of us, we’ll have 385 stores in 45 states with about $2.5 billion which should give us the scale we need to do what we want moving forward. There are pretax synergies that will begin to really be realized in fiscal 2004 as the transition period ends and the integration takes place. We think that’ll be at least $40 million in fiscal ‘05 and about a $50 million run rate thereafter.

How do we get those numbers? Well, by the elimination of redundant operating and G&A and advertising costs and then through some gross margin expansion through strategic merchandising synergies which we’ll talk about in a moment.

This is really a pro-consumer deal. The merchandising opportunities are very exciting. I’ll talk more about it, but certainly the expansion of premium brands and the potential to do that is important, expansion of private label in terms of financial leverage, but also differentiation, the ability to leverage Gart’s winter sports expertise, which is something we at Sports Authority have envied for quite some time, and then of course this mitigates all the weather in license apparel risk that have existed between the two companies. We don’t have to worry about not having the Yankees in the World Series anymore. This company will celebrate a championship every season in one of our towns. And it also maximizes the opportunity for higher profitability store growth in existing nationwide distribution field organizations. Both companies have been on a strategy of backfilling exiting networks. This makes it much easier as we leverage management and distribution and advertising costs. Bottom line, underline it, this will create the preeminent sporting goods retailer in this space.

Moving along to Slide eight, this is a highly competitive marketplace. It’s about 75 billion at retail, roughly, about 46 billion in wholesale, depending on your source of data. And if you look at the channel composition, mass merchants are about a third of this business, Internet’s about 9 percent, specialty about 12. And then sporting goods people, depending on who you are, you know 24 percent for big box full line guys and 22 percent for traditional sporting goods. Very, very competitive and pragmatic. And the slide to the right really shows you our relative size compared to the other players that you may know in the space. Suffice it to say, the new combination approaches 2.5 billion.

On Slide nine, you very interested to know what is the fit of these two companies? Why would we pursue this strategic combination? Very simple, if you look at the footprints of both companies there’s very little overlap, they’re very complimentary. There will be modest store closings as a result of this overlap. And again, it makes us, as you can see on Slide 10, a national brand, second to none, and allow us to leverage that brand with a long-term goal of getting one brand everywhere across the country over time, and Doug can speak more to that later. Again, it mitigates the weather impact that is very real in the sporting goods business. Just look at Q4 and the company by company results. And again, we’ll have national presence, which maximizes our opportunity. We’re going to be in any — every NFL town going forward, for example.

On Slide 11, the potential here is tremendous to add these brands to all of our stores where it makes sense, most particularly the north base which is just shipping to Sports Authority but is already at Gart Sports. Needless to say, we believe we’ll have every brand that we need in the stores that need it going forward, a very potent combination of the two companies.

And then on Slide 12, the ability to take our private labels and Doug’s private labels and put them together on the same sales floor, again, giving us the financial leverage and the differentiation from discounters and other players in the space. And let’s suffice it to say our hard lines expertise and Gart’s winter sports soft lines expertise I think make a potent combination, particularly if you look at (Head) and you look at their (Mountain Tech) and their Alpine design brand on our floors we think is just a great combination.

I think it’s appropriate at this point I turn it over to Doug to comment on this and where we go forward — Doug.

Doug Morton: Marty, thanks. I think what you’ve heard from Marty is what is a vision of a great combination of two companies and it really, truly will be that. It’s two management teams and two operating strategies that we think will produce the preeminent retailer in the space. Over time, we’ll convert the name to The Sports Authority. We think the real, real opportunity here is to create a true national brand where consumers move from market to market and recognize the combination of powerful assortments and powerful brands and powerful, powerful pricing that really will give them confidence in the brand in the future.

We expect to integrate the company over time rationally, slowly to produce the best financial results for the company and the shareholders and really to continue to give our consumers access to quality products and quality assortments at great prices. We think the combination of the integration — integrating these three companies, really three nameplates, will create significant synergies in the future. We have an integration team planned that will be composed of members of both the Gart’s management team and The Sports Authority’s management team. And we’re going to integrate both best practices and merchandising, logistics, planning, financial execution to create the preeminent retailer in the space.

We’re going to capitalize on our prior acquisition and integration expertise from Gart. We’ve done two acquisitions, which are very different than this. This is not an acquisition, it is truly a merger of equals. It’s an opportunity to create the best and combine the best practices of both companies, the best merchandising practices and the underlying strength of both companies to create a more powerful retailer.

I recognize that during the prior acquisitions there have been bumps in the road. We actually think those were great learning experiences for us. We’ll recognize all of the strengths and the weaknesses of the prior acquisitions to do a better job this time and really create a powerful brand.

Corporate headquarters will be realigned over time to Denver, Colorado. We’ll rationalize the regional and zone infrastructure over time. And as we begin to rationalize the nameplates and markets and begin to recognize the marketing synergies, we’ll reinvest those marketing savings to create a more powerful brand across the country, reach more consumers every week with our message of value and assortment and reach them more often.

We’ll relocate underperforming stores and close some. But as to Marty’s point, it’s going to be a closing of a handful of stores relative to the 385 stores in the company’s combined base. And more importantly, we’ll continue to grow the company with 20 new store openings in 2003 and 20 new store openings in 2004. We expect to have net store growth in both years with very, very few closings. We expect to be able to absorb the field personnel from those store closings in and around to neighboring stores, so very, very little impact on the store’s organization.

We’re going to take a measured rational approach to merchandise assortments. Elliott’s group will lead the integration process on the merchandising side and we think that just the ability to integrate both company’s assortments, marketing plans and brand plans really will give us a more powerful financial model to drive the company’s bottom line in the future.

The optimization of the distribution network, when you look at the slides in a few minutes, will really give you the ability to drive product to our consumers and store base very quickly. Almost every store in the company will be within a one-day delivery period of one of the company’s distribution centers. It’s very important from a replenishment standpoint and from the ability of the company to deliver product quickly and up front on new seasons.

We’re going to actually accelerate the store remodel program The Sports Authority has been undertaking. I think that the company will be very liquid, have a very, very good availability of capital. And The Sports Authority I think have been remodeling around 30 stores a year. We expect to step that up in the next few years so that we totally remodel the store base within the next two years.

I think that’s exciting. It’s going to give the consumer a new, fresh look and a real important part of our strategic combination.

We’re going to utilize compatible (IS) platforms. Both companies have operated on similar IT platforms. And really the ability to integrate the two platforms is going to be important in terms of this integration.

We actually both operate on (JDA) as the base merchandising system using (E3) for auto replenishment and — planning and allocation, retail ideas, decision making, loss and payroll and — labor scheduling.

So, as you see, we have got a platform from an IT standpoint that should be easily (integratable) and give us a best practices approach to managing our business.

When you look at slide 15 it really points to the national distribution network with distribution centers located in southern California, Denver, Houston, Woodbridge, Illinois, Atlanta and New Jersey.

We’re really second to none on our ability to be able to deliver products to our stores efficiently and really cut down some of the costs associated with supply chain.

I think when you compare this to other retailers we compete against it really points to the fact that we are the only national company in this space and everybody else really does...

We’ve done two successful integrations of the Sportmart — Oshman’s acquisition in the past. Both created significant accretion and improvement in EPS.

In January of 1998, the company acquired Sportmart, expanded the store base by 59 stores, put us in eight additional space. And this was, frankly, an acquisition of a very troubled retailer that has created a tremendous amount of value.

In June of 2001,we acquired Oshman’s which was a regional retailer based in Houston, Texas, expanded by nine more states.

We realized $10 million plus in synergies in this transaction and the real run rate on those synergies is nearly $17 million today. We finished that integration in six months.

We really think that this combination will be a more slow approach to rationalizing the two companies to creating value both for the shareholders and for our consumers who I think are the real winners here.

The expansion of the brands, the expansion of our ability to deliver private label and real value to our consumers is going to be a real positive impact on our consumer base and free a company that will be able to really exist well and be very competitive in a marketplace that is fragmented and very competitive today.

I’m going to turn the time over to Tom Hendrickson, the company’s chief financial officer, to talk about the EPS growth trends and some of the key financial metrics and the invest combinations.

And then we’ll be happy to take questions and answer all of the questions we can after that.

Tom Hendrickson: Thanks, Doug. Just a couple of quick bullets.

If you look at page 18 and look at that slide, the reason we put that in there is we wanted to give you the clear picture that both companies have had really a nice four year trend in terms of earnings improvement year over year.

If you look at The Sports Authority numbers on the left hand side you’ll see that the company in 1999 actually lost a little bit of money, in 2000 made 30 cents, went to 48, went to 68 cents.

These are pre-tax numbers but I think the message here is that, in fact, the company has made some great progress over the last four years.

When you look at the Oshman’s, Gart and Sportmart company as a group, we’ve gone from 23 cents up to $1.86, which we pre-announced earlier.

And, again, it shows you the real solid strength of both companies over the last recent years.

If you go to the next slide, which you’ll see as a potential synergy overview, this is a — this is one area that we’ve gotten very good at in terms of — based off of the last couple of yields in terms of really trying to figure out how we can deliver these cost savings.

And what you’ll see here in 2004 — 2005 and then we put a zero after year out there. And the reason we did that — we’re not sure exactly when this transactions closes and affects the 2004 and 2005 numbers. But on a run rate basis — and Marty touched on this earlier — it’s $50 million worth of synergies.

We think that’s very significant especially when you look at the next slide, which is a pro forma overview.

And what we’ve done here is we’ve really shown the Gart numbers with 180 stores with a billion 51 in sales, $69 million in EBITDA or 6.6 percent EBITDA margins. And then you look at The Sports Authority numbers with 205 stores, a billion 439 in EBITDA, dollar rate of 68 million. So almost exactly the same in terms of EBITDA. A slightly lower EBITDA margin.

And then when you see the combined companies what you really show is that, again, the 385 stores doing $2 1/2 billion at $137 million of EBITDA at about a mid five range in terms of EBITDA as a percent of sales.

What we’ve done, though, is just to show you the magnitude of the synergies, which is, again, one of the major compelling reasons for this transaction coming together. If we show you those pro forma numbers with that run rate synergy number of 50 million.

And what you really see is if you just take the 2002 numbers that we’ve just delivered, add in the $50 million worth of synergies, you get $187 million of EBITDA and it gets you to the mid sevens in terms of a percent of sales, which we think is very strong and, again, positions us well even — improvement going forward into the future.

And I guess that’s it. You want to just wrap up on the summary slide?

Doug Morton: Yes. Just to summarize this — and I think that this is really a common share belief in both companies. This creates a national sporting goods retailer — the first of its kind — 45 states, 385 stores, combined revenues of 2.5 billion.

I think what’s important there is — the ability to reinvest and to give real, true value and huge — to our consumer base.

Estimated pre-tax synergies in excess of $20 million in fiscal ‘04, 40 million in ‘05 and 50 million thereafter.

And I think when you really look at that $50 million — what we’re talking about on the new share base is $2 a share.

We’ve got elimination of redundant operations and advertising expense. We clearly intend to reinvest that advertising expense reduction back into driving that message to more consumers more often for the combination of these two companies.

That’s clearly one message we want everybody to understand. We’re going to drive the top line with more advertising expense than we ever had in the past.

Growth margin expansion through strategic merchandising synergies. I think the combination of the private label programs of both companies and really the ability to rationalize best practices and best vendor structures in this combination is very, very exciting to me.

It’s the kind of synergy that often gets very large and comes a little later but it really does give the companies combined financial power and gives our consumers more choices.

This thing is all about true consumer merchandising opportunities, potential for expansion of those premium brands of all of the stores.

One of the reasons customers shop our channel is to have access to those premium brands and large assortments. We think this combination will give those consumers more opportunities — just even more assortment in our stores.

An opportunity to expand those private brands — very, very important. It gives us a more competitive position and a very unique position in the marketplace.

These aren’t just private brands for no name low end commodities but brands like ((inaudible)) (Alpine Designs) will give the consumers a real value message for the real brand.

The goal we deliver to the Gart winners sports expertise and the specific Sports Authority markets. In fact, The Sports Authority’s northeast store base sits today in the largest winter sports market in America. We think it’s one of the significant opportunities in the combination of these two companies and the reduced weather and licensed apparel risk.

The fact is that it seems to snow in specific pockets in America recently and the fact is that we will have stores in those pockets in the future. And we will always win the Super Bowl.

I think it maximizes the opportunity for higher profitability in store growth, gives us an opportunity to backfill more store — more markets on a significant basis and, in fact, really create the first national preeminent sporting goods retailers in America.

With that we’ll turn the time over for questions and answers. And certainly we are very excited about this combination and, frankly, very excited about integrating the compelling management teams of both companies.

Operator: Thank you.

Doug Morton: Operator, we will take questions.

Operator: Thank you. And as a reminder to ask a question, please press star one on your touch-tone telephone. And we’ll take our first question from Rick Nelson of Stephens Incorporated.

Rick Nelson: Thank you. Congratulations, guys.

Male: Thanks, Rick.

Rick Nelson: Yes — do you anticipate any restructuring charges.

Male: Yes. Rick, I would say that as we’ve — as we’ve looked at one-time costs associated with this deal, we’re looking at a range of maybe $100 to $120 million in costs. That will affect all of the banking costs, any severance costs and everything else. But it will truly be treated — because this is a purchase — be treated as a one-time equity charge.

Rick Nelson: OK. And, Doug — OK — Doug, the remodeling program that (TSA) is pursuing — how do you see that changing full service footwear, for example?

Doug Morton: Rick...

Rick Nelson: What are your thoughts along those lines?

Doug Morton: ... I don’t think we’ve had the ability to really get together and look at that level of both companies’ operations.

I think what you will see from us is working in tandem to create a store model that works well for both companies and really produces the strongest financial results.

I think if you look at the history of me running companies that have been integrated, we really did focus on trying to take best practices out of both companies. If their full service model is working in The Sports Authority environment and producing a better bottom line, which is what this is all about, we’ll continue to withstand it.

And given all — given the way these transactions happen, that’s not something we’ve really had the opportunity to focus on but believe me, we will — we will be focused on integrating a company that creates best practices at retail, best practices in merchandising, best practices in supply chain management and produce a bottom line that we hope is best in the industry.

Rick Nelson: And where do you see EBITDA as we look at ‘03, ‘04 and ‘05?

Male: You know what, Rick? We haven’t really — we haven’t made any projections in this. We won’t.

I think the proxy statement will show some ‘03 numbers in there and you can build off of that, which is why we put the slide in that really looked at ‘02 on a combined basis that is combined and then just layer the EBITDA impact of the synergies on top of that.

That’s all we’ve done at this point and I think that’s all we really can do at this point.

Doug Morton: Rick, I think we expect the transaction to close in the third quarter. Importantly, depending on the time this transaction closes gives you a wide variety of potential financial results in ‘03 and will affect ‘04’s financial operating results depending on how the integration proceeds.

So I think if we — if we have uncertainty around a specific closing date we’d better be able to answer that. And I think when we get there and we get to closing the company will give financial guidance on a quarter by quarter basis going forward.

Rick Nelson: OK and how about the gross margin expansion opportunity? I know with Sportmart you got over 200 basis points of — is that the magnitude of opportunity here or...

Male: The good news, Rick, on this one is if you look at the synergy slide that third year out — 2005 thereafter — that $15 million reflects about a half a point in terms of gross margin synergies.

So if you looked at the — to your point, post Sportmart we picked up 260 basis points, post Oshman’s we picked up about 60 basis points. I think the 50 basis points in my mind looks — should be very reasonable if not...

Rick Nelson: OK. A question for Marty about corporate G&A at Sports Authority. What does that run annually?

Marty Hanaka: The corporate G&A is running around just over $60 million at Sports Authority. As Doug said, this will be the best of both combinations. A question of which people will be willing to move to Denver, how long the integration will take. And, as Doug said, this will be a slow transition. We’ve got to preserve our business, take care of our customers in the meantime.

As the transition team comes together over the next several weeks we’ll put a schedule together and then we’ll know better how long it’s going to take and when we can harvest the savings out of any G&A benefits.

Rick Nelson: OK. Thank you and congratulations.

Doug Morton: Thanks, Rick.

Operator: And moving on, we’ll take our next question from Ian Corydon of B. Rily & Company.

Ian Corydon: Hi, guys.

Male: Hi.

Doug Morton: Hi, Ian.

Ian Corydon: Could you give us a timeline of where we go from here until the merger is approved?

Doug Morton: Well, it’s the normal and customary practices we’ve got to go through our year end financials, get our proxies filed, go through the normal regulatory approval process.

We do expect the transaction to close in the third quarter. We expect to file proxies in the — in the range of 30 to 40 days as quickly as possible and allow the regulatory processes to move forward.

We’re going to be clearly responding to all of the regulatory questions that are normal in a very efficient manner. We’re going to work efficiently towards closing this as quickly as possible.

Ian Corydon: OK. Will you be re-branding the stores under one brand?

Doug Morton: Absolutely. Over time we’re going to begin to integrate The Sports Authority brand under the existing (Heritage) brand on the Gart, Sportmart and Oshman’s side of the business. You’ll see us begin to present the brand to the consumers as Gart’s and Sports Authority in the future begin to grow The Sports Authority name plate under those Gart, Oshman’s and Sportmart brands.

And we intend to run one national brand in this company. It’s not – it’s not about keeping the (Heritage) brand that makes sense when we were regional to continue to do what we were doing.

This is a national company with a national brand. We’re going to market nationally. We’re going to build a brand on a national basis. This will be one brand.

Ian Corydon: Is this something that’s going to take over the next couple of years or is it going to be faster than that?

Doug Morton: It depends on a market by market basis. Where we have store overlap we will be much more aggressive in terms of the timing. Where we don’t have overlap we’ll probably go about it a little more slowly and it may take two years.

We want to make sure that the brand is well recognized by the consumers before we do the total flip.

Male: The other strategy is to co-brand for a period of time. So transition from one brand. And using an example, Oshman’s, (Your Sports Authority) and then over time transitioning to a single brand.

Ian Corydon: OK. And the gross margin gains you expect to get out. Are those mostly from economies of scale? And have you – have you had conversations with your vendors?

Doug Morton: We haven’t had any conversations with our vendors. And — but the numbers that we’ve got built into the model are really from economies of scale.

If you look at our reported gross margin, it’s a combination of a lot of expenses underlying the merchandise margins. And we’re not assuming anything in this model other than margin expansion — and private brand penetration on both sides of the business and leverage on the expense side.

So we think there’s a lot of opportunity for potential margin expansion in the future. It’s not something we’re going to guide to and it’s not something that’s in the model currently.

Male: We also have been careful not to compare any costs and we won’t, being careful of the (HSR) concerns. So once we are able to do that then we can better define and quantify what that potential upside could be.

Doug Morton: And clearly both of these companies have been doing – running their businesses slightly differently and found opportunities to grow margin in different areas. We haven’t talked about that. It’s clearly something that we expect to reap some benefits from in the future.

Ian Corydon: OK. Do you expect to keep all of the company’s — both companies’ distribution centers up and running?

Doug Morton: What we expect to do is I think go through a rational process of understanding what the right distribution network for the companies are. And I think we can respond to that in the future more efficiently.

Ian Corydon: So we wouldn’t expect to see any consolidation there at least in the near term?

Doug Morton: Not unless it makes sense – no.

Ian Corydon: All right. Thanks a lot.

Doug Morton: Thank you.

Operator: And our next question comes from Ulysses Yannas of Buckman, Buckman & Reid.

Ulysses Yannas: Hi, Marty. How is your snow skiing these days?

Marty Hanaka: We’re on a slippery slope these days.

Ulysses Yannas: You are?

Marty Hanaka: No, we’re not at all. I’m not a skier but winter is over.

Ulysses Yannas: You ought to become one. What happens to George Mihalko?

Marty Hanaka: George has done, as you know a very, very...

Ulysses Yannas: A fantastic job.

Marty Hanaka: Of course – a fantastic job. And as we looked at our turnaround the first thing, of course, was to get our financial house in order. George accomplished that. The next thing was to expand margins. A lot of people contributed to that. And George – I think it’s better if he answer that. He’s done a terrific job.

George, do you want to comment yourself?

George Mihalko: Yes. Ulysses, as you know, I’ve been working as a CFO for seven years now. And I think it’s time for me to try my hand at something else.

And I also look at the fabulous rapport that Doug and Tom have and the tremendous integration experience that they bring to the new team. And I think that’s the best team to take the company forward.

Ulysses Yannas: You’ll keep us posted as to what your plans are?

George Mihalko: I most certainly will.

Ulysses Yannas: Thank you, sir.

Operator: And our next question comes from Larry Yazner of UBS Warburg.

Larry Yazner: Just a quick question on the timing. Why would the merger take until the third quarter? Are you guys being conservative or are you expecting the (HSR) process to extend the timing?

Marty Hanaka: No. We – this is Marty. We’re being conservative. We don’t know – we certainly would be surprised if there was a secondary review of this. This is such a highly competitive market with so little overlap, et cetera, et cetera.

But we’re being cautious and conservative. We don’t want to over promise and under deliver.

Larry Yazner: No – that’s understood. So it’s possible it could even close prior to the third quarter I would assume?

Doug Morton: We expect – the real potential is that it could close in June but I don’t think that we ever guide to anything that aggressive.

Larry Yazner: That’s fine. No – I just wanted to understand where the thinking came in. Thank you.

Operator: and we’ll take our next question from Anthony Lebiedzinski of Sidoti & Company.

Anthony Lebiedzinski: Good morning, guys, and congratulations. I wanted to know what would be the combined percentage of sales for the private label goods for both companies.

Doug Morton: I think – I think there’s two different answers. One of them may be the combined number today and what we – what we view it as in the future.

Anthony Lebiedzinski: OK.

Doug Morton: Elliott and I were discussing it. We think that the rational number is 10 to 15 percent in the future – probably around 10 or 11 or 12 combined today because Gart’s penetration is much lower. The private brand penetration of the company is probably six or seven percent.

Anthony Lebiedzinski: OK.

Doug Morton: We think it’s a real opportunity to grow that to 10 or 12. The Sports Authority has had tremendous success in their private brand business in both growing the top line and the bottom line. And we think the combination will create a lot of value for the shareholders.

Anthony Lebiedzinski: OK. And I think you mentioned also that you plan on opening 20 new stores in fiscal ’03 and ’04. Is that the long term plan to open 20 stores each year or would you accelerate that in the future years?

Doug Morton: I think we’ll probably stick with those two years for now. And I — the company will give further guidance about what our long term plans are and how we see quarter by quarter and year by year EPS and earnings at the time we get ready to close.

But what we do have in place is really two years’ plans. Stores committed to open for 2003 are around 20 and 2004 we’ve got around 20 stores in the – in the plans today. And they’re really focused on (back-filling) and strategically positioning the company in markets that we already operate in.

Male: OK. And any chance for synergies in fiscal ’03?

Doug Morton: I think it depends on timing. I really don’t think that we’re prepared to talk about ’03 until we know when the transaction will close.

Male: So, I mean if it would close in June as you said to the other caller, then there is a chance that there could be some synergies — in ’03?

Doug Morton: There’s a chance that we should — could get some integration synergies in ‘03 in the fourth quarter through consolidation in specific markets, but timing is everything. We don’t know how to answer that.

Male: OK. All right. Thanks very much.

Doug Morton: Thank you.

Operator: And Mike Shrekgast Delaware Investments has our next question.

Mike Shrekgast: Hi, guys. Just wanted to see who approached you here in the merger suggestion?

Doug Morton: You know, Marty and I have known each other for quite a while from the industry, and I — you know, what I would best describe it is we were — saw each other at an industry function in October, we were having a drink. This thing is so obviously a strategic combination that I think it came up in conversation. I don’t think there was one person approaching the other. We’ve had a lot of conversations over time. If you just look at the geography of the company’s operating strategies and the potential value creation here, I think we both — I clearly think it was kind of a joint deal where we both felt like it was so compelling we had to get together and talk. And that’s how the — progressed.

Marty Hanaka: Yes, this is Marty. I don’t think there’s any question both of us individually felt that this was a combination that made strategic sense. And as market conditions continue to change — become more and more competitive, it made more sense. And when you look at the potential upside synergies, the ability to put management teams together, look at the modest overlap between the two, you know, there’s a lot of wins here. Customer’s going to win — a lot of associates are going to win, and we think it’s going to create a dynamic company.

Doug Morton: There’s no other combination of two companies in this industry that creates a national retailer. Everything — you know, anything else would have been putting two regionals together or really left a lot of territory uncovered. This one makes a tremendous amount of sense from an operating structure standpoint, distribution of stores, distribution centers, and business strategies.

Mike Shrekgast: OK. And just looking back (at the envelope) numbers, why is it that Sports Authority has a higher sales per store? Do you guys have larger stores?

Doug Morton: The real answer is if you look at the ((inaudible)) store numbers, there are a significant number of small square footage stores in markets like Casper, Wyoming in those — in those numbers, so it’s not a straight linear equation. In fact, when you look at it, I guess — I guess the answer is they have larger stores in more densely populated markets.

Marty Hanaka: Yes, I think a lot of it has to do with the geographic locations because clearly in the San Francisco market and Chicago market, our sales per square foot on the Gart side are higher. I think the other thing that really makes the transaction look strong, too, is that even though the Gart sales per square foot may be lower than the Sports Authority sales per square foot, the rent structure is also lower. So, you know, the model works both ways. It’s just — it’s just lower rent — lower sales per square foot...

Mike Shrekgast: And would that sort of explain the higher EBITDA margin at Gart, then?

Doug Morton: Yes, I mean the actual real reality is we think that the combination of the two creates a stronger financial model — stronger model that can deliver more things to the consumer, better value, better assortments and better prices.

Marty Hanaka: Yes, and if you look at our rent structure in New York City and the volumes and then you look at theirs in some of the more rural locations, the answer is very, very clear. ((inaudible))

we’re operating in different geographies with different investment levels and the two together, though, we think are very potent.

Mike Shrekgast: OK. Thank you very much and good luck.

Doug Morton: Thank you.

Marty Hanaka: Thank you.

Operator: And we’ll take our next question from Brian Smith of Merrill Lynch.

Brian Smith: Yes, good morning, gentlemen.

Doug Morton: Good morning, Brian.

Marty Hanaka: Hi, Brian.

Brian Smith: My question comes from basically with your headquarters. You decided to put them in Colorado. Can you give me some insight why you’re not going to keep them in Fort Lauderdale right now?

Doug Morton: Well, you know, we had to make a choice between one of the two. The reality is if you look at the store base — you know, the store base’s spread from Hawaii and Alaska to the East Coast, I think — I think one thing from a retailers’ standpoint is it’s very important to be in touch with your store base and be close to it. The reality is Denver’s kind of in the middle of the country and we can reach any of our stores in the entire country very quickly and efficiently and, you know, it looked like a logical choice for us. It is really, truly a merger of equals and I guess it could have been a coin toss.

Marty Hanaka: Yes, the other reality is, you know, — this is Marty — it’s difficult to give up a CEO spot clearly, but for strategic combination of this potential, it was something that I was willing to do. And myself and my board have studied Gart’s for some time as well as the other competitors in our space. We have a lot of confidence in Doug. We’ve admired the job they’ve done. We’ve seen how well the integrations have gone in two past deals. So we felt that overall the CEO being Doug that the headquarters in Denver also made sense.

But there only can be headquarters in one place. You have to have one CEO and one culture, and our people — very, very hard to make this company successful and the headquarters in Denver. Unfortunately some people’s lives will be disrupted. There will be some sacrifice. But we think for the long haul, in this competitive marketplace, this is the right strategic combination.

Brian Smith: OK. And just a follow-up on that question — do you plan on keeping these offices open for (long here) that you have in Fort Lauderdale?

Marty Hanaka: We’ve got to serve the customer, so we’ve got to figure out how we can best integrate the companies on the right time line and efficiently and whatever it takes to serve that customer and not disrupt it and reward our competitors by creating an opportunity that’s how long these offices will stay open — stay open, excuse me — and I think it’ll transition over a period of time.

Mike Shrekgast: All right. Thank you very much, gentlemen, and good luck.

Male: Thanks.

Operator: And Joan Storms of Wedbush Morgan has our next question.

Joan Storms: Good morning. You had mentioned in your earlier comments about a working capital line — a secured working capital line and also if you could talk about the combined — anticipated combined debt position of the company.

Tom Hendrickson: Hey, Joan, this is — this is Tom.

Joan Storms: Hi.

Tom Hendrickson: Yes, the committed line we have is for $500 million, and it — and it basically does address our cash needs going forward. And I think in terms of debt levels, if you look at the combined debt at the end of the year, it was I think between both companies about 260 million. If you look at the — we gave a one-time kind of integration cost — deal cost of between 100 and 120 million and then I would say for the debt level at the end of ’03, if you — if you, you know, and you’ve obviously been following (those) and you look at Sports Authority’s numbers in both cases, the debt has come down. So, again, when you — when you look at the — you look at the debt numbers, I would say that your debt at the end of ’03 would probably be in the low 300s. We would look to pay that down again in ’04 and ’05. From a debt to capital standpoint, I think you’d probably come out at the end of ’03 in the mid-40 kind of range, dropping into the kind of high-30s in ’04, and I would expect ’05 to be in the high-20s.

And by the way, that was a $600 million line of credit — not a 500 million.

Joan Storms: OK, great. Thank you.

Tom Hendrickson: OK.

Doug Morton: Thank you.

Operator: And moving on to Margaret Mager of Goldman Sachs.

Margaret Mager: Hi. That was the question I was — I was just wondering how much interest cost the combined company is going to have and what the balance sheet was going to look like, but you just answered the question.

Maybe with regard to, you know, your outlook for improving gross margins, is there — are there any markets where the two of you are pressuring each other that you will, you know, cease to do that that will be part of that improvement in gross profit that you see?

Male: Margaret, I think there may be markets we pressure each other, but the pressure also comes from other parties. This market is fragmented. There’s no place that we just compete head-on-head with each other and no one else. We don’t — you know, we don’t see the combination as creating an opportunity to raise prices. We see the opportunity to create a more competitive landscape in the marketplace. You know, Chicago we compete with Galyan’s; we compete with Champ’s; we compete with Foot Locker. This is — as you know, this is a very, very, very fragmented marketplace. Wal-Mart and Kmart have a significant market share; specialty retailers have big market shares. This is about delivering better values to the consumer, more assortments, and cutting some cost (structures) out of the company.

Marty Hanaka: This is Marty. I don’t think Foot Locker is going to change its promotional strategy now that this combination’s taken place, and they’ve been the ones who’ve really been very, very aggressive in the footwear space. And I don’t think Sears is going to change its fitness strategy as a result of this. So, this is a very complex marketplace. We’re going to be a stronger company and able to compete better as a result.

Margaret Mager: And you talked about Sports Authority’s hard line strength and Gart’s soft line strength. How does the — how does the mix of the two companies compare if you did, say, footwear apparel hard lines?

Marty Hanaka: The companies compare very, very well. And when we say hard lines and soft lines expertise, we’re talking about our private label background — in this case, winter sports where their alpine design has done very, very well. Certainly we don’t want to diminish the job our people have done in soft lines, and in fact, in (head) it’s done extremely well on a private label basis. But if you looked at it rough and tough, we account a little differently as we looked at each other’s numbers. But I think it’s, Doug, about 20 percent athletic and about 20 percent apparel — little more in the Gart’s case, and it was a very, very exceptional winter business and an outerwear business and very ((inaudible)) Columbia business and North Face business. It’s a huge opportunity on the top line for Sports Authority.

Margaret Mager: Right.

Marty Hanaka: And our hard lines businesses are, again, taking ski out of it, are very similar.

Doug Morton: Very similar.

Marty Hanaka: I think our team sports is more developed, but you know, as you look at the demographics, we’re competing in different markets than him. So, I think that now the question — and Doug said it earlier — is we need to sit down, we understand what they’re doing better than us and vice versa, and let’s put the most potent combination together.

Doug Morton: This is a very, very wonderful combination, Margaret, to really be able to look at the — both companies’ operating strengths. These aren’t potential — this is, you know, what Sports Authority’s done well, what Gart’s has done well, figure out the best practices and integrate them.

And that really drives a much more profitable business in the future. It’s really one of the things that was very profitable in terms of the integration of Gart’s and Sport-Mart. Sport-Mart had some real operational issues, but there were certain parts of that business that were very, very efficient. And the combination of the two created a better and more profitable company.

Margaret Mager: OK. It seems like that question about what you’re going to do in terms of it — of remodeling Sports Authority stores and if this will accelerate that was pretty important question. And I’m just wondering if, you know, a big chunk of that 20 million in synergies that you see will go towards that. Do you think...

Doug Morton: The 20 million in synergies that we’re talking about is really pre-tax synergies with a built-in acceleration of the Sports Authority remodeling program. Those are numbers that we expect to see after...

Margaret Mager: Right.

Doug Morton: ... the costs associated with reinvesting. We’re going to reinvest, accelerate the remodel program, and have a national brand retailer with a — with, you know, 385 stores that are in great shape, well maintained, and have had the capital put back into them that Marty started a program ((inaudible)). This company’s well enough financed and it has great liquidity. We’re going to be very aggressive about converting these stores over and remodeling them.

Margaret Mager: Well, congratulations to both of you. It’s a very big deal for the sporting goods industry.

Doug Morton: Thank you.

Margaret Mager: Thanks.

Operator: We’ll take our final question from S.P. Tallapragada of Cathay Financial.

S.P. Tallapragada: Yes, good morning and congratulations. I just wanted to know if the exchange ratio is etched in stone or if there are any collars or walk-away provisions that are tied to it.

Marty Hanaka: This is Marty. No collar, no walk-away — it is etched in stone. It is a definitive agreement. We agreed on the exchange ratio money months ago after studying the trading of the stocks and the market value over a long period of time and this is an exchange ratio that our board has felt for some time was fair and really an opportunity to put these two babies together and have both shareholders share in the upside. And that’s what we’re here for.

S.P. Tallapragada: Great. Thank you. Congratulations.

Doug Morton: Thank you all very much for joining the call. We will as a company get together and issue our proxies and give further guidance in the future on the combination. We think it’s a wonderful combination, and we look forward to speaking to you in the future.

Marty Hanaka: Thank you.

Operator: And that does conclude today’s conference. Thank you for your participation.

END

The foregoing may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in Gart Sports and Sports Authority’s filings with the Securities and Exchange Commission. Those risks include, among other things, the competitive environment in the sporting goods industry in general and in the specific market areas of Gart Sports and Sports Authority, consumer confidence, changes in discretionary consumer spending, changes in costs of goods and services and economic conditions in general, and in the companies’ specific market areas, unseasonable weather and those risks generally associated with the integration of the companies. There can be no assurance that the merger will close, as to the timing of the closing, that the companies will be integrated successfully or without unanticipated costs or that anticipated synergies or other benefits will be realized. The companies assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

GART SPORTS AND SPORTS AUTHORITY STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS WHICH WILL BE FILED BY GART SPORTS AND THE SPORTS AUTHORITY WITH THE SEC. THESE DOCUMENTS

WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MERGER. When documents are filed with the SEC, they will be available for free at the SEC’s website at . Documents are also available for free from the contact persons listed below.

Gart Sports, Sports Authority and their directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Reference is also made to the companies’ latest annual reports and annual stockholder’s meetings proxy statements as filed with the SEC, including Gart Sport’s Proxy Statement for its Annual Meeting held on June 7, 2002 and Sports Authority’s Proxy Statement for its Annual Meeting held on May 30, 2002, which may be obtained for free in the manner set forth above.

CONTACTS:

FOR GART SPORTS

Alexandra Elliott
Director of Public Relations
T: (303) 863-2633
aelliott@gartsports.com

Thomas T. Hendrickson
Executive Vice President and Chief Financial Officer
T: 303-863-2293

FOR THE SPORTS AUTHORITY
George Mihalko
Vice Chairman, Chief Administrative Officer
and Chief Financial Officer
T: 954-677-6360